UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

InnSuites Hospitality Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

756125 10 0

(CUSIP Number)

Gail J. Wirth, 1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020
(602) 944-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756125 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gail J. Wirth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,000

	8.	Shared Voting Power 310,563

	9.	Sole Dispositive Power 150,000

	10.	Shared Dispositive Power 310,563

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a)	Shares of Beneficial Interest (hereafter “Shares”)
(b)	InnSuites Hospitality Trust (hereafter “IHT”) 1615 E. Northern Avenue Suite 102 Phoenix, Arizona 85020
Item 2.	Identity and Background
(a)	Gail J. Wirth
(b)	1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020
(c)	Officer and/or director of several privately-held companies controlled by her and her husband, James F. Wirth
(d)	No
(e)	No
(f)	United States of America
Item 3.	Source and Amount of Funds or Other Consideration

Mr. and Mrs. Wirth received 647,231 Shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth.  Mr. and Mrs. Wirth received 32,352 Shares on August 10, 1998 as a distribution in respect of certain partnership interests owned by them.  Mr. and Mrs. Wirth received 5,000 Shares on November 8, 2002 in respect of their ownership interests in and services provided to Suite Hospitality Management Inc.  On July 27, 2000, IHT repurchased 300,000 Shares from Mr. and Mrs. Wirth and, on July 26, 2002, IHT repurchased 183,513 Shares from Mr. and Mrs. Wirth.  Mr. and Mrs. Wirth acquired 153,930 Shares in open market purchases with personal funds between December 18, 1998 and January 31, 2003 at market prices at the time of each purchase.  On February 2, 2004 and February 18, 2004, Mr. and Mrs. Wirth received 47,363 Shares and 8,200 Shares, respectively, as consideration for the purchase by Suite Hospitality Management Inc. of all of the outstanding shares of InnSuites Licensing Corp. (“Licensing Corp.”), an entity owned by Mr. and Mrs. Wirth.  On March 24, 2004, Mrs. Wirth converted 50,000 Class B Units (the “Units”) in RRF Limited Partnership (the “Partnership”), an entity controlled by and consolidated with IHT, into 50,000 Shares as the Units were convertible into Shares on a one-for-one basis.

Item 4.	Purpose of Transaction
Mrs. Wirth acquired the Shares for investment purposes as a result of the above-described transaction involving Licensing Corp. and the conversion of the Units into Shares.
Item 5.	Interest in Securities of the Issuer
(a)

Mrs. Wirth beneficially owns 460,563 Shares, representing approximately 22.3% of the outstanding Shares.  Mrs. Wirth owns 310,563 of those Shares jointly with her husband, James F. Wirth.  Mrs. Wirth disclaims beneficial ownership of 150,000 Shares held by

Mr. Wirth and 50,000 Shares subject to options that are exercisable within 60 days by Mr. Wirth and this Schedule 13D should not be deemed an admission that Mrs. Wirth is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose.

(b)

Mrs. Wirth has sole voting and dispositive power with respect to 150,000 Shares and shared voting and dispositive power with respect to 310,563 Shares.  Mrs. Wirth shares voting and dispositive power with her husband, James F. Wirth.  Mr. Wirth is Chairman, President and Chief Executive Officer of IHT and is an officer and/or director of several privately-held companies controlled by him and Mrs. Wirth.  Mr. Wirth’s business address is 1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020.  Mr. Wirth has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Wirth is a citizen of the United States of America.

(c)

Other than the 55,563 Shares received in connection with the above-described transaction involving Licensing Corp. and the 50,000 Shares acquired by virtue of the conversion of the Units into Shares, Mrs. Wirth has not acquired or disposed of any Shares within the past 60 days.  Similarly, other than 55,563 Shares received in connection with the above-described transaction involving Licensing Corp. and 50,000 Shares acquired by virtue of the conversion by Mr. Wirth of Units of the Partnership into Shares, Mr. Wirth has not acquired or disposed of any Shares within the past 60 days.

(d)	Not Applicable.
(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 14, 2004	/s/ Gail J. Wirth
Gail J. Wirth